



martin currie

MONTHLY INSIGHT

At April 30, 2004

THE CHINA FUND, INC. (CHN)

Asian Direct Capital Management

IN BRIEF

Net asset value per share	US$25.46
Market price	US$26.74
Pemium/discount	5.03%
Fund size	US$256.6m

At April 30, 2004		US$ returns
	China Fund NAV %	MSCI Golden Dragon* %
One month return	-9.7	-7.4
One year return	59.9	52.6

Source: State Street Corporation. *Source for index data: MSCI.
Past performance is not a guide to future returns.

MANAGER'S COMMENTARY

In the last few weeks I have read many media and broker reports about a slowdown in China's economic growth, about the government's credit-tightening measures and even an "austerity programme". Your managers, based in Shanghai, travel extensively in China, and we just do not see it. We do not believe that there will be an appreciable slowdown in Chinese growth in the near term. Neither do we believe that this is what the government wants, given its desperate need to create employment. What is happening is that the government is trying to prevent the misallocation of capital to certain 'hot' industries - the four so-called 'evil sectors' - steel, aluminium, cement and luxury property development. This is a perennial problem in China, caused by the combination of an as yet unreformed, state-owned financial sector and, ironically for a dictatorship, weak central control over the provinces. There are other sectors where the government is keen to promote investment. In an interview with Reuters last week, Premier Wen Jia Bao said: "We are now faced with very serious shortages of coal, power, oil and transport".

What seems to be happening is that investors in global equity and bond markets are now worrying about the end of the cheap money era. China, having been a hot market in 2003, has been affected the most. But it is not clear that a modest rise in interest rates in the US and China (the two seem likely to move in parallel given the current currency peg) will have as great an impact on the latter as the former. China has a high savings rate and consumer finance and mortgage lending are in their infancy here. Meanwhile, the listed Chinese companies, especially in the private sector, tend to have a low level of gearing. The more developed cities, such as Shanghai, would be more affected by higher rates than the rest of the country, but not as much as San Francisco, New York and London, the home towns of a number of the "China is slowing" commentators; still, as the saying goes "A worm in horseradish thinks the whole world horseradish".

INVESTMENT STRATEGY

The recent sharp correction means that there are now many high growth companies which can be bought for a price earnings multiple of below 10. Recent Q1 results from portfolio companies, such as **Sohu** and **Cathay Life**, have been strong. The few disappointments, such as for **Cheng Shin Tyre**, have been caused by inflation in costs offsetting top-line growth. We plan to reduce our cash position, and increase the beta of the fund, as confidence returns.

During the month we raised cash in anticipation of new direct investments. We took decent profits from foundry maker Vanguard, STN-LCD panel maker Wintek and Yanzhou Coal. We also sold Taiwan Honchuan, after disappointing 1Q results, and Beijing Airport, as its valuation is expensive. On the buy side, we added to **Weichai** (diesel engines), **Solomon Systech** (IC design), the oversold **Sinotrans** (transportation) and **Cheng Shin Rubber** (tyres).

Chris Ruffle, Martin Currie Inc

DIRECT INVESTMENT MANAGER'S COMMENTARY

Market sentiment in the PRC has moved negatively over the last month as investors' fears over the risks of economic overheating are now influencing market perceptions. The PRC government is implementing serious measures to achieve a soft, mid-cycle correction. There are some significant differences between the current economic circumstances and the "Zhu" crunch of 1994; this time the central government has acted earlier in the cycle while inflationary pressures are still modest, though the levels of debt are currently higher. The longer term growth dynamic of the PRC remains intact and this mid-cycle correction should provide, as in the past, opportunities to make private equity investments on attractive terms as liquidity pressures increase. Your Direct Investment Manager will be discerning when selecting new deals, but we will be aggressive and opportunistic when attractive investment prospects arise.

In April, we closed an investment of circa US$ 450,000 in Teco Optronics Corp, a Taiwan company that designs and manufactures organic light-emitting diodes (OLED) under license from Eastman Kodak. OLED is a new generation of flat screen display technology that many expect to replace liquid crystal displays (LCD). Industry estimates are that OLED shipments will increase at circa 70% annually to a market size of US$3.5 billion by 2008. Though this initial investment is small, we expect to participate in future funding rounds when the company invests in further production facilities as market acceptance of the product takes off.

KOH Kuek Chiang, Asian Direct Capital Management

FUND DETAILS

Market cap*	US$274.0m
Shares outstanding	10,081,913
Exchange listed	NYSE
Listing date	July 10, 1992
Investment adviser	Martin Currie Inc
Direct investment manager	Asian Direct Capital Management

Source: State Street Corporation. *Source: Copyright 2002 Bloomberg LP.

ASSET ALLOCATION



■ Hong Kong	52.2%
■ Taiwan	34.3%
■ New York	3.4%
■ Direct	2.3%
■ B shares	1.8%
■ Other assets & liabilities	6.0%

Source: State Street Corporation

SECTOR ALLOCATION

	The China Fund, Inc	MSCI Golden Dragon*
Industrials	20.2%	12.6%
Information technology	16.0%	20.9%
Consumer discretionary	13.1%	6.7%
Materials	9.6%	6.4%
Telecommunications	8.9%	7.2%
Financials	7.7%	31.0%
Utilities	7.4%	9.6%
Consumer staples	6.1%	0.6%
Healthcare	3.1%	0.1%
Energy	1.9%	4.9%
Other assets & liabilities	6.0%	-
Total	**100.0%**	**100.0%**

Source: State Street Corporation. *Source for index data: MSCI.

PERFORMANCE — US$ RETURNS

	NAV %	Market price %
One month	-9.7	-18.7
Year to date	-2.8	-34.4
Three years (annualized)	23.3	35.4

Source: State Street Corporation
Past performance is not a guide to future returns.

DIRECT INVESTMENTS (2.3%)

Captive Finance	*Financials*	1.2%
Tomoike Industrial	*Industrials*	0.9%
Teco Optronics	*Information technology*	0.2%

15 LARGEST LISTED INVESTMENTS (46.1%)

Chaoda Modern Agriculture	*Consumer staples*	5.2%
TCL International	*Consumer discretionary*	4.7%
BYD	*Industrials*	3.7%
Comba Telecom	*Telecommunications*	3.6%
Sohu Com	*Information technology*	3.4%
China Metal	*Materials*	2.9%
Merry Electronics	*Consumer discretionary*	2.7%
Cathay Financial	*Financials*	2.7%
TPV Technology	*Industrials*	2.6%
Anhui Expressway	*Utilities*	2.5%
Shenzhen Expressway	*Utilities*	2.5%
Fountain Set	*Materials*	2.5%
Xinao Gas	*Utilities*	2.4%
Taiwan Green Point	*Information technology*	2.4%
Golden Meditech	*Healthcare*	2.3%

Source: State Street Corporation

FUND PERFORMANCE — US$ RETURNS

	One month %	Three months %	Calendar year to date %	One year %	Three years % pa	Five years % pa	Since launch % pa
The China Fund, Inc.	-9.7	-6.9	-2.8	59.9	23.3	18.7	8.0
MSCI Golden Dragon	-7.4	-8.7	-2.5	52.6	2.3	-2.2	n/a
Hang Seng Chinese Enterprise	-15.1	-12.0	-19.5	84.2	25.3	15.5	n/a

Source: State Street Corporation. Launch date July 10, 1992. Three year, five year and since launch returns are all annualized.
Source for index data: MSCI for the MSCI Golden Dragon and Copyright 2002 Bloomberg LP for the Hang Seng Chinese Enterprise.
Past performance is not a guide to future returns.

PERFORMANCE IN PERSPECTIVE



Source: Martin Currie Inc as of April 30, 2004. Past performance is not a guide to future returns.

THE CHINA FUND INC. PREMIUM/DISCOUNT



Source: Martin Currie Inc as of April 30, 2004. Past performance is not a guide to future returns.

DIVIDEND HISTORY CHART



	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Total	0.91	0.61	0.09	0.08	0.50	0.08	0.11	0.00	0.13	0.21	1.78
Income	0.09	0.01	0.09	0.08	0.50	0.08	0.11	0.00	0.13	0.06	0.07
Long term capital	0.04	0.24	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.67
Short term capital	0.79	0.36	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.15	1.04

Source: State Street Corporation. Past performance is not a guide to future returns.

Sector	Company (BBG ticker)	Price	Holding	Value $	% of portfolio
Hong Kong					**52.2%**
Chaoda Modern Agriculture	682 HK	HK$2.45	43,089,900	13,397,055	5.2%
TCL International	1070 HK	HK$2.88	32,318,000	12,119,716	4.7%
BYD	1211 HK	HK$23.20	3,225,000	9,613,351	3.7%
Comba Telecom Systems	2342 HK	HK$4.70	15,356,000	9,253,330	3.6%
TPV Technology	903 HK	HK$5.20	9,968,000	6,645,589	2.6%
Anhui Expressway	995 HK	HK$2.88	17,778,000	6,553,041	2.5%
Shenzhen Expressway	548 HK	HK$2.30	21,494,000	6,338,218	2.5%
Fountain Set	420 HK	HK$5.80	8,550,000	6,303,127	2.5%
Xinao Gas	2688 HK	HK$3.38	13,976,000	6,047,540	2.4%
Golden Meditech	8180 HK	HK$3.25	13,950,000	5,812,724	2.3%
Yanzhou Coal Mining	1171 HK	HK$7.30	5,186,000	4,886,996	1.9%
Sinotrans	598 HK	HK$2.68	12,835,000	4,401,916	1.7%
Proview International	334 HK	HK$1.84	17,644,000	4,162,334	1.6%
China Telecom	728 HK	HK$2.33	13,000,000	3,875,149	1.5%
Weichai Power	2338 HK	HK$13.15	2,110,000	3,557,380	1.4%
First Tractor	38 HK	HK$1.25	19,950,000	3,197,238	1.2%
China Fire Safety	8201 HK	HK$0.49	50,380,000	3,165,019	1.2%
Hong Kong.com	8006 HK	HK$0.72	30,232,000	2,829,514	1.1%
Solomon Systech	2878 HK	HK$1.87	11,698,000	2,789,630	1.1%
Ocean Grand Chemicals	2882 HK	HK$1.11	17,379,000	2,495,542	1.0%
Sino Golf	361 HK	HK$1.53	11,835,000	2,321,570	0.9%
Asia Zirconium	395 HK	HK$1.32	13,196,000	2,233,255	0.9%
Sinopec Beijing Yanhou	325 HK	HK$2.28	7,328,000	2,137,416	0.8%
Natural Beauty Bio-Technology	157 HK	HK$0.50	32,780,000	2,101,363	0.8%
China Rare Earth	769 HK	HK$1.06	15,254,000	2,073,059	0.8%
Beiren Printing Machinery	187 HK	HK$2.28	7,000,000	2,041,745	0.8%
Beijing Capital International Airport	694 HK	HK$2.40	5,472,000	1,683,757	0.7%
Jingwei Textile Machinery	350 HK	HK$2.08	5,936,000	1,560,163	0.6%
Arcontech	8097 HK	HK$0.17	18,386,000	407,808	0.2%
Taiwan					**34.3%**
China Metal Products	1532 TT	NT$42.0	5,873,408	7,425,742	2.9%
Merry Electronics	2439 TT	NT$81.5	2,844,208	6,977,813	2.7%
Cathay Financial	2882 TT	NT$59.0	3,862,000	6,859,061	2.7%
Taiwan Green Point	3007 TT	NT$109.0	1,831,200	6,008,453	2.4%
Fubon Financial	2881 TT	NT$31.7	5,453,952	5,204,403	2.0%
Chicony Electronics	2385 TT	NT$65.5	2,500,960	4,931,152	1.9%
ChungHwa Telecom	2412 TT	NT$53.5	3,055,000	4,920,003	1.9%
Ability Enterprise	2374 TT	NT$28.2	5,614,840	4,766,360	1.9%
Polaris Securities	2854 TT	NT$18.6	8,359,377	4,680,446	1.8%
Synnex Technologies	2347 TT	NT$51.5	2,950,640	4,574,291	1.8%
Wintek	2384 TT	NT$44.6	3,392,000	4,553,980	1.8%
Vanguard International Semiconductor	5347 TT	NT$15.1	8,000,000	3,636,364	1.4%
United Microelectronics	2303 TT	NT$29.8	4,000,000	3,588,200	1.4%
Cheng Shin Rubber	2105 TT	NT$38.7	3,016,400	3,513,988	1.4%
Data Systems Consulting	2477 TT	NT$24.3	3,968,339	2,902,789	1.1%
CMC Magnetics	2323 TT	NT$27.6	3,100,000	2,575,557	1.0%
Soft-World International	5478 TT	NT$106.5	790,000	2,532,661	1.0%
Taiwan FamilyMart	5903 TT	NT$53.5	1,478,520	2,381,120	0.9%
Tsann Kuen Enterprise	2430 TT	NT$45.5	1,700,000	2,328,417	0.9%
Taiwan Hon Chuan Enterprise	9939 TT	NT$38.8	1,544,435	1,803,855	0.7%
Yieh United Steel	9957 TT	NT$17.0	3,500,000	1,791,090	0.7%
B shares					**1.8%**
China International Marine	200039 CH	HK$14.82	2,442,747	4,641,398	1.8%
New York					**3.4%**
Sohu.com	Sohu US	US$16.74	526,286	8,810,028	3.4%
Direct					**2.3%**
Captive Finance			2,000,000	3,045,000	1.2%
Tomoike Industrial			825,000	2,351,932	0.9%
Teco Optronics			1,500,000	451,535	0.2%
Other assets & liabilities					**6.0%**

OBJECTIVE

The investment objective of the Fund is to achieve long term capital appreciation through investment in companies and other entities with significant assets, investments, production activities, trading or other business interests in China or which derive a significant part of their revenue from China.

The Board of Directors of the Fund has adopted an operating policy of the Fund, effective June 30, 2001, that the Fund will invest at least 80% of its assets in China companies. For this purpose, "China companies" are (i) companies for which the principal securities trading market is in China; (ii) companies for which the principal securities trading market is outside of China or in companies organised outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have a least 50% of their assets in China; and (iii) companies organized in China. Under the policy, China will mean the People's Republic of China, including Hong Kong, and Taiwan. The Fund will provide its stockholders with at least 60 days' prior notice of any change to the policy described above.

The fundamental policy, which applies to not less than 65% of the Fund's assets as set out in the Fund's prospectus dated July 10, 1992, remains in place. The fundamental policy is the same as the operating policy set out above, except that China only includes the People's Republic of China.

CONTACTS

The China Fund, Inc.
c/o State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110
Tel: (1) 888 CHN-CALL (246 2255)
www.chinafundinc.com